Exhibit 99.2

Execution Version
AMENDMENT NO. 1 TO AMENDED AND RESTATED CREDIT AGREEMENT
AMENDMENT NO. 1 TO AMENDED AND RESTATED CREDIT AGREEMENT, dated as of February 28, 2025 (this “Amendment No. 1”), is by and among GDC MEDIA LIMITED, a private company limited by shares incorporated under the laws of Ireland with registered number 562225 (“GDC Media”), GDC AMERICA, INC., a Florida corporation (“GDC America”), ROTO SPORTS, INC., a Delaware corporation (“Rotowire” and together with GDC Media and GDC America and their respective successors and assigns, and any other entity that may hereafter become a Borrower, individually, each a “Borrower” and collectively, the “Borrowers”), GAMBLING.COM GROUP LIMITED, a public company limited by shares incorporated under the laws of Jersey with registered number 135800 (“Holdings”), each Subsidiary Guarantor party hereto (together with Holdings and the Borrowers, the “Credit Parties”), each of the lenders party hereto (the “Lenders”) and WELLS FARGO BANK, NATIONAL ASSOCIATION (“Wells Fargo Bank”), as administrative agent (the “Agent”) and lender under the Existing Credit Agreement (as defined below).
W I T N E S S E T H:
WHEREAS, reference is hereby made to the Amended and Restated Credit Agreement, dated as of January 1, 2025 (as in effect immediately prior to the Amendment No. 1 Effective Date (as defined below), the “Existing Credit Agreement”, and as the same is amended hereby and may from time to time hereafter be further amended, modified, supplemented, extended, renewed, restated or replaced, the “Credit Agreement”);
WHEREAS, the Borrowers have requested that the Existing Credit Agreement be amended pursuant to Section 12.2 thereof to, among other things, (i) increase the aggregate amount of Revolving Credit Commitments to $90,000,000, (ii) extend the Revolving Credit Maturity Date and Term Loan Maturity Date and (iii) make certain other changes to the Existing Credit Agreement and the other Loan Documents as set forth in Exhibit A hereto (clauses (i) through (ii), the “Initial Amendments”);
WHEREAS, Wells Fargo Bank, in its capacity as the sole Lender (as defined in the Existing Credit Agreement) under the Existing Credit Agreement has agreed, on the terms and conditions set forth herein, to, on the Amendment No. 1 Effective Date, assign a portion of its outstanding (i) 2025 Term Loans (the “Term Loan Assignments”) and (ii) Revolving Credit Loans (the “Revolving Credit Loan Assignments”), in each case, to the financial institutions named on Schedule 1 hereto (in such capacity, the “New Lenders”);
WHEREAS, after giving effect to the Term Loan Assignments and the Revolving Credit Loan Assignments, the aggregate outstanding principal amount of 2025 Term Loans and Revolving Credit Loans of each Lender, as applicable, shall be as forth on Schedule 1;
WHEREAS, on the terms and conditions set forth herein and in the Credit Agreement, (i) each Lender has agreed to the Term Loan Assignments and the Revolving Assignments and (ii) each Lender has agreed to provide the Revolving Credit Commitments set forth opposite its name on Schedule 1;
WHEREAS, Wells Fargo Securities, LLC, Axos Bank and Silicon Valley Bank, a division of First-Citizens Bank & Trust Company, are acting as joint lead arrangers for this Amendment No. 1; and
NOW THEREFORE, in consideration of the foregoing and the mutual agreements and covenants contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the parties hereto agree as follows:

1.Definitions; Interpretation. For purposes of this Amendment No. 1, all terms used herein which are not otherwise defined herein, including but not limited to, those terms used in the recitals hereto, shall have the respective meanings assigned thereto in the Credit Agreement.
2.New Lenders.
2.1 Each Lender who executes this Amendment No. 1 as a Lender irrevocably (i) in its capacity as a Revolving Credit Lender, consents to the terms of this Amendment No. 1 and (ii) commits to provide its portion of Revolving Credit Commitments as set forth in Schedule 1 hereto.
2.2 Each Lender acknowledges and agrees that upon the Amendment No. 1 Effective Date such Lender shall be a “Lender”, “Term Loan Lender” and/or “Revolving Credit Lender” under the Credit Agreement and the other Loan Documents, as applicable, and shall be subject to and bound by the terms thereof and shall perform all the obligations of and shall have all rights of a Lender thereunder. Each Lender also acknowledges and agrees that it has (x) received a copy of the Credit Agreement and such other documents and information as it deems appropriate to make its own credit analysis and decision to enter into this Amendment No. 1 and (y) independently and without reliance upon the Agent or any other Lender and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Amendment No. 1.
2.3 Upon the occurrence of the Amendment No. 1 Effective Date, (a) Wells Fargo Bank, as the sole existing Revolving Credit Lender immediately prior to the Amendment No. 1 Effective Date shall assign to each other Revolving Credit Lender, and each other Revolving Credit Lender shall purchase from Wells Fargo Bank, at the principal amount thereof, such interests in the Revolving Credit Loans outstanding on the Amendment No. 1 Effective Date as shall be necessary in order that, after giving effect to all such assignments and purchases, such Revolving Credit Loans will be held by all Revolving Credit Lenders ratably in accordance with their Revolving Credit Commitments as set forth on Schedule 1 and (b) each Lender shall become a Revolving Credit Lender with respect to the Revolving Credit Commitments and all matters relating thereto, including, without limitation, the purchase of participations.
3.Amendments to Loan Documents and Schedules. As of the Amendment No. 1 Effective Date:
3.1 The Existing Credit Agreement (including the existing schedules and exhibits thereto, which shall remain in full force and effect except as expressly provided in this Section 3) is hereby amended by deleting the bold, stricken text (indicated textually in the same manner as the following example: ~~stricken text~~) and adding the bold, underlined text (indicated textually in the same manner as the following example: underlined text) as set forth in Exhibit A hereto. Each reference in the Credit Agreement to “this Agreement,” “hereunder,” “hereof,” “herein” or words of similar import, and each reference in the other Loan Documents Agreements to the “Credit Agreement” (including, without limitation, by means of words such as “thereunder” or “thereof” and words of similar import), shall mean and be a reference to the Credit Agreement as amended herein as reflected in Exhibit A to this Amendment No. 1.
3.2 Schedule 1.1 of the Existing Credit Agreement is hereby replaced in its entirety by Schedule 1 to this Amendment No. 1.
3.3 Exhibit F of the Existing Credit Agreement is hereby replaced in its entirety by Exhibit B to this Amendment No. 1.
3.4 The definition of “Guarantied Obligations” in each of the Collateral Agreement and the Foreign Guaranty Agreement are replaced as follows:
“Guarantied Obligations” means all of the Obligations, all Secured Hedge Obligations and all Secured Cash Management Obligations now or hereafter existing, whether for principal, interest (including any interest that accrues after the commencement of an Insolvency Proceeding, regardless of whether allowed or allowable in whole or in part as a claim in any such Insolvency Proceeding), fees, expenses (including any fees or expenses that accrue after the commencement of an Insolvency Proceeding, regardless of whether allowed or allowable in whole or in part as a claim in any such Insolvency Proceeding), or otherwise, and any and all expenses (including reasonable counsel fees and expenses) incurred by the Administrative Agent or any other Secured Party (or any of them) in enforcing any rights under any of the Loan Documents. Without limiting the generality of the foregoing, Guarantied Obligations shall include all amounts that constitute part of the Guarantied Obligations and would be owed by Borrowers to the Administrative Agent or any other Secured Party but for the fact that they are unenforceable or not allowable, including due to the existence of a bankruptcy, reorganization, other Insolvency Proceeding or similar proceeding involving any Borrower or any guarantor; provided that, anything to the contrary contained in the foregoing notwithstanding, the Guarantied Obligations shall exclude any Excluded Swap Obligation.
3.5 Section 10 of the Foreign Guaranty Agreement is amended to include the following:
(c)    Each Guarantor agrees that, if any payment made by any Guarantor or other Person and applied to the Guaranteed Obligations is at any time annulled, avoided, set, aside, rescinded, invalidated, declared to be fraudulent or preferential or otherwise required to be refunded or repaid, or the proceeds of any Collateral are required to be returned by the Administrative Agent or any other Secured Party to such Guarantor, its estate, trustee, receiver or any other party, including any Guarantor, under any bankruptcy or insolvency law, state or federal law, common law or equitable cause, then, to the extent of such payment or repayment, any guaranty provided hereunder shall be and remain in full force and effect, as fully as if such payment had never been made. If, prior to any of the foregoing, (i) any guaranty hereunder shall have been released or terminated by virtue of the foregoing clause (b), or (ii) any provision of the guaranty hereunder shall have been terminated, cancelled or surrendered, such guaranty shall be reinstated in full force and effect and such prior release, termination, cancellation or surrender shall not diminish, release, discharge, impair or otherwise affect the obligations of any such Guarantor in respect of any guaranty or the amount of such payment.
4.Representations and Warranties. Each Credit Party represents and warrants to the Agent and the Lenders as of the Amendment No. 1 Effective Date that:
4.1 Each Credit Party has the right, power and authority and has taken all necessary corporate and other action to authorize the execution, delivery and performance of this Amendment No. 1.
4.2 This Amendment No. 1 has been duly executed and delivered by the duly authorized officers of each Credit Party, and constitutes the legal, valid and binding obligation of each Credit Party, enforceable in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar state or federal Debtor Relief Laws from time to time in effect which affect the enforcement of creditors’ rights in general and the availability of equitable remedies.
4.3 The execution, delivery and performance by, and enforcement against, each Credit Party of this Amendment No. 1, and the performance by each Credit Party of the Credit Agreement (a) does not require any Governmental Approval or violate any Applicable Law relating to any Credit Party or any Subsidiary thereof, (b) conflict with, result in a breach of or constitute a default under the Organizational Documents of any Credit Party or any Subsidiary thereof, (c) conflict with, result in a breach of or constitute a default under any indenture, agreement or other instrument to which such Person is a party or by which any of its properties may be bound or any Governmental Approval relating to such Person, which would reasonably be expected to have a Material Adverse Effect and (d) result in or require the creation or imposition of any Lien upon or with respect to any property now owned or hereafter acquired by such Person other than Permitted Liens which would reasonably be expected to have a Material Adverse Effect or (e) require any consent or authorization of, filing with, or other act in respect of, an arbitrator or Governmental Authority and no consent of any other Person is required in connection with the execution, delivery, performance, validity or enforceability of this Amendment No. 1 other than (i) consents, authorizations, filings or other acts or consents for which the failure to obtain or make could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (ii) consents or filings under the UCC, (iii) filings with the United States Copyright Office and/or the United States Patent and Trademark Office (or any equivalent in any applicable jurisdiction) and/or the Companies Registration Office of Ireland and (iv) Mortgage filings with the applicable county recording office or register of deeds or property registration authority.
4.4 All of the representations and warranties contained in the Credit Agreement and in the other Loan Documents, each as amended hereby, are true and correct in all material respects, except for any representation and warranty that is qualified by materiality or reference to Material Adverse Effect, which such representation and warranty shall be true and correct in all respects on and as of the date hereof (except for any such representation and warranty that by its terms is made only as of an earlier date, which representation and warranty shall remain true and correct in all material respects as of such earlier date, except for any representation and warranty that is qualified by materiality or reference to Material Adverse Effect, which such representation and warranty shall be true and correct in all respects as of such earlier date); and
4.5 As of the Amendment No. 1 Effective Date, and after giving effect to this Amendment No. 1, no Default or Event of Default exists or has occurred and is continuing.
5.Conditions Precedent. This Amendment No. 1 and the obligations of the parties hereunder and under the Credit Agreement shall become effective (the date of such effectiveness, the “Amendment No. 1 Effective Date”) upon the satisfaction of each of the following conditions precedent in a manner reasonably satisfactory to the Agent:
5.1 The Agent shall have received counterparts of this Amendment No. 1, duly authorized, executed and delivered by Credit Parties, the Lenders and the Agent;
5.2 The Agent shall have received opinions of (A) U.S. counsel to the Credit Parties, (B) Jersey counsel to the Administrative Agent, and (C) Irish counsel to the Administrative Agent, including, in each case, opinions of special counsel and local counsel as may be reasonably requested by the Administrative Agent, addressed to the Administrative Agent and the Lenders party to this Agreement as of the Amendment No. 1 Effective Date, and with respect to the Credit Parties, the Loan Documents and such other matters as the Administrative Agent shall request;
5.3 The Agent shall have received a certificate from a Responsible Officer of Holdings certifying, as of the Amendment No. 1 Effective Date, that each of the representations and warranties set forth in Section 4 above is true and correct on and as of the Amendment No. 1 Effective Date;
5.4 The Agent shall have received a certificate of a Responsible Officer of each Credit Party certifying as to the incumbency and genuineness of the signature of each officer of such Credit Party executing this Amendment No. 1 and certifying that attached thereto is a true, correct and complete copy of (A) the articles or certificate of incorporation or formation (or equivalent), as applicable, of such Credit Party and all amendments thereto, certified as of a recent date by the appropriate Governmental Authority in its jurisdiction of incorporation, organization or formation (or equivalent), as applicable, (B) the bylaws or governing documents or equivalent constitutional documents of such Credit Party as in effect on the Amendment No. 1 Effective Date, (C) resolutions duly adopted by the board of directors (or other equivalent governing body) of such Credit Party authorizing and approving the transactions contemplated hereunder and the execution, delivery and performance of this Amendment No. 1 and the other Loan Documents to which it is a party, and (D) to the extent applicable in the relevant jurisdiction of jurisdiction of incorporation, organization or formation, certificates as of a recent date of the good standing of each Credit Party under the laws of its jurisdiction of incorporation, organization or formation (or equivalent if any) (where such concept is legally relevant), as applicable, and, to the extent requested by the Agent, each other jurisdiction where such Credit Party is qualified to do business (where such concept is legally relevant). In addition, in the case of each Irish Credit Party such certificate shall certify (A) that the entry into this Amendment No. 1 by such Irish Credit Party does not constitute unlawful financial assistance within the meaning of Section 82 of the Irish Companies Act; and (ii) that such Irish Credit Party and each other Credit Party constitute a group of companies for the purposes of section 243 of the Irish Companies Act consisting of Holdings as holding company and each other Credit Party as a subsidiary;
5.5 All fees and expenses required to be paid hereunder, under any engagement or fee letter executed in connection herewith or under the Credit Agreement on the Amendment No. 1 Effective Date and, with respect to expenses and legal fees, to the extent invoiced in reasonable detail at least (1) Business Day before the Amendment No. 1 Effective Date shall have been paid in full (including without limitation, the reasonable fees and expenses of Cahill Gordon & Reindel LLP, counsel to the Agent); and
5.6 As of the Amendment No. 1 Effective Date, and after giving effect to this Amendment No. 1, no Default or Event of Default exists or has occurred and is continuing.
6.Effect of this Amendment No. 1. Except as expressly set forth herein, no other amendments, changes or modifications to the Loan Documents are intended or implied, and in all other respects the Loan Documents are hereby specifically ratified, restated and confirmed by all parties hereto as of the effective date hereof and Credit Parties shall not be entitled to any other or further waiver or amendment by virtue of the provisions of this Amendment No. 1 or with respect to the subject matter of this Amendment No. 1. To the extent of conflict between the terms of this Amendment No. 1 and the other Loan Documents, the terms of this Amendment No. 1 shall control. The Credit Agreement and this Amendment No. 1 shall be read and construed as one agreement. This Amendment No. 1 is a Loan Document. Each of the Credit Agreement, the Collateral Agreement and the Foreign Guaranty Agreement remains in full force and effect, and nothing contained in this Amendment No. 1 will constitute a waiver of any right, power or remedy under the Credit Agreement the Collateral Agreement or the Foreign Guaranty Agreement, as applicable.
7.Reaffirmation. As of the date hereof, each Credit Party reaffirms its obligations under the Loan Documents to which it is party and its prior guarantees, pledges and grants and the validity of the Liens granted by it pursuant to the Security Documents, and after giving effect to this Amendment No. 1, except as specifically modified by this Amendment No. 1, the Loan Documents (and the Liens and security interests granted pursuant thereto) shall remain in full force and effect as a continuing security for the Secured Obligations (as defined in the Credit Agreement) and are hereby ratified and confirmed in all respects. After giving effect to this Amendment No. 1, neither the modification of the Existing Credit Agreement or the other Loan Documents effected pursuant to this Amendment No. 1 nor the execution, delivery, performance or effectiveness of this Amendment No. 1:
(a)impairs the validity, effectiveness or priority of the Liens granted pursuant to any Loan Document, and such Liens continue unimpaired with the same priority to secure repayment of all Secured Obligations, whether heretofore or hereafter incurred; or
(b)requires that any new filings be made or other action taken to perfect or to maintain the perfection of such Liens.
8.No Novation. The parties hereto expressly acknowledge that it is not their intention that this Amendment No. 1 or any of the other Loan Documents executed or delivered pursuant hereto constitute a novation of any of the obligations, covenants or agreements contained in the Credit Agreement or any other Loan Document, but rather constitute a modification thereof or supplement thereto pursuant to the terms contained herein. The Credit Agreement and the Loan Documents, in each case as amended, modified, restated and/or supplemented hereby, shall be deemed to be continuing agreements among the parties thereto, and all documents, instruments, and agreements delivered, as well as all Liens created, pursuant to or in connection with the Credit Agreement and the other Loan Documents shall remain in full force and effect, each in accordance with its terms (as amended, modified, restated and/or supplemented by this Amendment No. 1 or otherwise). The amendments provided for herein shall not, in any manner, be construed to impair, limit, cancel or extinguish, or constitute a novation in respect of, the Indebtedness and other obligations and liabilities of any Credit Party evidenced by or arising under the Credit Agreement or the other Loan Documents.

9.Governing Law; Jurisdiction; Consent to Service of Process; Waiver of Jury Trial. THIS AMENDMENT NO. 1 SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF NEW YORK. Section 12.5(b), (c) and (d) and Section 12.6 of the Credit Agreement are incorporated herein by reference, mutatis mutandis.
10.Severability. Any provision of this Amendment No. 1 held to be invalid, illegal or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions hereof; and the invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction.
11.Binding Effect. This Amendment No. 1 shall be binding upon and inure to the benefit of each of the parties hereto and their respective successors and assigns.
12.Waiver, Modification, Etc. No provision or term of this Amendment No. 1 may be modified, altered, waived, discharged or terminated orally, but only by an instrument in writing executed by the party against whom such modification, alteration, waiver, discharge or termination is sought to be enforced.
13.Further Assurances. The Credit Parties shall execute and deliver such additional documents and take such additional action as may be reasonably requested by Lender to effectuate the provisions and purposes of this Amendment No. 1.
14.Entire Agreement. This Amendment No. 1 represents the entire agreement and understanding concerning the subject matter hereof among the parties hereto, and supersedes all other prior agreements, understandings, negotiations and discussions, representations, warranties, commitments, proposals, offers and contracts concerning the subject matter hereof, whether oral or written.
15.Headings. The headings listed herein are for convenience only and do not constitute matters to be construed in interpreting this Amendment No. 1.
16.Counterparts. This Amendment No. 1 may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Amendment No.1 constitutes the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. Except as provided in Section 5, this Agreement shall become effective when it shall have been executed by the parties hereto and when such parties hereto shall have received counterparts hereof that, when taken together, bear the signatures of each of the other parties here-to. Delivery of an executed counterpart of a signature page of this Amendment and Restatement Agreement by facsimile or in electronic (i.e., “pdf” or “tif”) format shall be effective as delivery of a manually executed counterpart of this Amendment No. 1. Section 12.16(b) of the Credit Agreement is incorporated herein by reference, mutatis mutandis.
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IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 1 to be duly executed and delivered by their authorized officers as of the day and year first above written.

WELLS FARGO BANK, NATIONAL ASSOCIATION, as Administrative Agent and Lender By: /s/ Colin Murphy Name: Colin Murphy Title: Executive Director

First-Citizens Bank & Trust Company, as Lender By: /s/ Jason Auguste Name: Jason Auguste Title: Managing Director
AXOS BANK, as Lender By: /s/ David Park Name: David Park Title: Executive Vice President
Citibank, N.A., as Lender By: /s/ Michael Berry Name: Michael Berry Title: Managing Director
Texas Capital Bank, as Lender By: /s/ Ryan Murphy Name: Ryan Murphy Title: Executive Director
Comerica Bank, as Lender By: /s/ Suzanne Adinolfi Name: Suzanne Adinolfi Title: Senior Vice President

[Signature Page to Amendment No. 1 to Amended and Restated Credit Agreement (Gambling.com)]

GAMBLING.COM GROUP LIMITED, as a Holdings
By:     /s/ Charles Gillespie
Name:     Charles Gillespie
Title:    Chief Executive Officer
GDC MEDIA LIMITED, as Borrower
By:     /s/ John O'Shea
Name:     John O'Shea
Title:    Authorized Signatory
GDC AMERICA, INC., as Borrower
By:     /s/ Charles Gillespie
Name:     Charles Gillespie
Title:    Authorized Signatory
ROTO SPORTS, INC., as Borrower
By:     /s/ Charles Gillespie
Name:     Charles Gillespie
Title:    Authorized Signatory
ODDSJAM, INC., as a Subsidiary Guarantor
By:     /s/ Charles Gillespie
Name:     Charles Gillespie
Title:    Authorized Signatory
GDC ODDS HOLDINGS, INC., as a Subsidiary Guarantor
By:     /s/ Charles Gillespie
Name:     Charles Gillespie
Title:    Authorized Signatory
OPTICODDS, INC., as a Subsidiary Guarantor
By:     /s/ Charles Gillespie
Name:     Charles Gillespie
Title:    Authorized Signatory

[Signature Page to Amendment No. 1 to Credit Agreement (Gambling.com)]